VF 3-25-05



SEC[illegible] [illegible]ISSION

05040414

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065243

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Lakes Capital Partners, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26016 Detroit Road, Suite 4
(No. and Street)

Westlake (City) Ohio (State) 44145 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bender (440) 250-9405
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name*)

826 Westpoint Parkway, SUite 1250, Westlake, Ohio 44145
(Address) (City) (State) (Zip Code)

PROCESSED
APR 11 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH, D.C. 179 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-24-05

OATH OR AFFIRMATION

I, Steven Bender, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Lakes Capital Partners, Ltd., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EDVP

Title

Kathleen Hodar

Notary Public NKA Kathleen O'Neill

KATHLEEN HODAR
Notary Public State of Ohio, Cuy. Cnty.
My commission expires Jan. 7 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT LAKES CAPITAL PARTNERS, LTD.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004


CM
Cohen
McCurdy
Certified Public Accountants

GREAT LAKES CAPITAL PARTNERS, LTD.

DECEMBER 31, 2004

TABLE OF CONTENTS


CM
Cohen
McCurdy
Certified Public Accountants



Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

MEMBERS
GREAT LAKES CAPITAL PARTNERS, LTD.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Great Lakes Capital Partners, Ltd. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Great Lakes Capital Partners, Ltd. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Cohen McCurdy

February 3, 2005
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$ 731,396
RESTRICTED CASH	100,000
RECEIVABLES FROM CLEARING BROKER AND OTHER BROKER-DEALERS	19,163
SECURITIES OWNED:	
MARKETABLE, AT MARKET VALUE	56,040
NOT READILY MARKETABLE, AT ESTIMATED FAIR VALUE	218,074
FURNITURE AND EQUIPMENT - AT COST, LESS ACCUMULATED DEPRECIATION OF $30,307	62,736
OTHER RECEIVABLES	180,938
MEMBER ADVANCES	39,752
OTHER ASSETS	10,132
	$ 1,418,231

LIABILITIES AND MEMBERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 75,237
COMMITMENTS	
MEMBERS' EQUITY	1,342,994
	$ 1,418,231

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

Great Lakes Capital Partners, Ltd. (the Company) is a limited liability company formed under the laws of the State of Ohio. The Company shall continue for forty years unless terminated in accordance with its operating agreement. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Commissions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Restricted Cash

The Company has $100,000 of an interest bearing deposit with its clearing broker pursuant to its clearing agreement.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables and Credit Policies

Other receivables consists of amounts due to the Company from investment advisors for referring clients in need of investment advisory and money management services. The referral fee is based on a percentage of the total funds being managed by the investment advisor.

Commissions and other receivables are obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions and other receivables with invoice dates over 30 days old.

Commissions and other receivables are stated at the amount billed. Payments of commissions and other receivables are allocated to the specific invoices identified on the remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of commissions and other receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions and other receivable balances that exceed 90 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining receivables based on historical collectibility. In the opinion of management, at December 31, 2004, all receivables were considered collectible and no allowance was necessary.

Depreciation

The Company uses the straight-line method of depreciation for financial reporting purposes using estimated useful lives of five to seven years.

Income Taxes

Great Lakes Capital Partners, Ltd., is a limited liability company, taxed under the provisions of the Internal Revenue Code, which provide for its taxable income or loss to be taxed directly to its members.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were used.

NOTES TO THE FINANCIAL STATEMENT

3. SECURITIES OWNED

At December 31, 2004, marketable securities owned consisted of unrestricted stock of Cancervax Corporation with a market value of $56,040.

At December 31, 2004, securities owned, not readily marketable, consisted of stock in Cancervax Corporation, which cannot be offered or sold until August 2005. The estimated fair value of this stock was $218,074.

4. MEMBER ADVANCES

Member advances consist of unsecured non-interest bearing amounts due from a member payable on demand.

5. COMMITMENTS

The Company leases office space in Ohio and New York under operating leases expiring in January 2007 and July 2005, respectively. At December 31, 2004, minimum lease commitments are as follows:

2005	$ 53,646
2006	39,996
2007	3,333
	$ 96,975

6. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $250,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of $792,565 which was $542,565 in excess of its required net capital of $250,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2004, the ratio was .09 to 1.

7. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2004

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

NET CAPITAL		
Total members' equity from statement of financial condition		$1,342,994
Less: Non-allowable assets		
Furniture and equipment – Net	$ 62,736	
Receivables	199,923	
Securities not readily marketable	218,074	
Member advances	39,752	
Other assets	10,132	(530,617)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		812,377
Haircuts on securities		(19,812)
NET CAPITAL		$ 792,565
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 75,237
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS		$ 5,015
MINIMUM REQUIRED NET CAPITAL		$ 250,000
NET CAPITAL REQUIREMENT		$ 250,000
EXCESS NET CAPITAL		$ 542,565
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.09 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2004 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is not required as there were no audit adjustments.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.


Cohen
McCurdy
Certified Public Accountants


Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 fax

MEMBERS
GREAT LAKES CAPITAL PARTNERS, LTD.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Great Lakes Capital Partners, Ltd. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


an independent member of
BAKER TILLY
INTERNATIONAL


sqif
Service
Quality
Innovation
and Fun

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen McCurdy

February 3, 2005
Westlake, Ohio